UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAIT FINANCIAL TRUST

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

Two Logan Square, 100 N. 18 th Street, 23 rd Floor

(Address of Principal Executive Office (Street and Number))

Philadelphia, PA 19103

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RAIT Financial Trust (“RAIT”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (the “Quarterly Report”) by the prescribed due date without unreasonable effort or expense. As previously reported, on August 30, 2019, RAIT and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary bankruptcy cases (the “Chapter 11 Cases”) under chapter 11, Title 11 of the U.S. Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are jointly administered under the caption “In re: RAIT Funding, LLC, a Delaware limited liability company, et. al.” RAIT’s inability to file the Quarterly Report by such due date is because the filing of the Quarterly Report would present an undue hardship on RAIT’s estate given RAIT’s reduced staff and their need to focus on the Chapter 11 Cases, the amount of the expected related expenses and RAIT’s and the other Debtors’ obligations under the Chapter 11 Cases. RAIT is considering implementing modified reporting based on Securities Exchange Act Release No. 9660 (June 30, 1972) and the SEC’s Staff Legal Bulletin No. 2 (April 15, 1997) to satisfy its reporting obligations under the Securities Exchange Act of 1934, as amended, during the pendency of its Chapter 11 Cases.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alfred J. Dilmore	(215)	207-2151
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RAIT anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year due to the changes in RAIT’s operations in the respective periods described in RAIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in RAIT’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 and other factors, including the impact of the Chapter 11 Cases, which will not be fully evaluated until the completion of RAIT’s preparation of the financial statements to be included in the Quarterly Report. At this time and until the completion of this evaluation, RAIT cannot quantitatively estimate the anticipated change.

RAIT Financial Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	By:	/s/ Alfred J. Dilmore
Name: Alfred J. Dilmore
Chief Financial Officer, Treasurer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).